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             U.S. SECURITIES AND EXCHANGE COMMISSION

                     Washington D.C.  20549
                 ______________________________

                           FORM 12b-25

                   NOTIFICATION OF LATE FILING

                          (Check One):
[   ] Form 10-K   [   ] Form 20-F   [   ] Form 11-K
[ X ] Form 10-Q   [   ] Form N-SAR

For Period Ended:  March 31, 1997         SEC File Number 0-18048
[   ] Transition Report on Form 10-K      CUSIP Number 783942 10 5
[   ] Transition Report on Form 20-F
[   ] Transition Report on Form 11-K
[   ] Transition Report on Form 10-Q
[   ] Transition Report on Form N-SAR
[   ] For the Transition Period Ended:
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PART I - REGISTRANT INFORMATION

                   SA TELECOMMUNICATIONS, INC.
                    (Full Name of Registrant)

                1600 Promenade Center, 15th Floor
             (Address of Principal Executive Office)

Richardson, Texas                                         75080
(City and State)                                       (Zip Code)

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PART II - RULES 12b-25(b) and (c)

     If the subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[X] (b) The subject quarterly report on Form 10-QSB will be filed on or before the fifth calendar day following the prescribed due date; and
     (c) The accountant's statement or other exhibit required by rule 12b-25(c) has been attached, if applicable.

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PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-QSB could not be filed within the prescribed time period.

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PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

     J. DAVID DARNELL         (972)               690-5888
         (Name)            (Area Code)       (Telephone Number)
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(2)  Have all other periodic reports
     required under Section 13 or 15(d)
     of the Securities Exchange Act of
     1934 or Section 30 of the Investment
     Company Act of 1940 during the
     preceding 12 months been filed?         [X]  Yes    [ ]  No
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(3)  Is it anticipated that any significant
     change in results of operations from
     the corresponding period for the last
     fiscal year will be reflected by the
     earnings statements to be included
     in the subject report or portion
     thereof?                                [X]  Yes  [ ]  No

     If so:  attach an explanation of the
     anticipated change, both narratively
     and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
                                             See Attachment IV(3)

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                   SA TELECOMMUNICATIONS, INC.
          (Name of Registrant as specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  May 15, 1997           /s/ J. David Darnell
                              -----------------------------------
                              By:  J. David Darnell, Vice
                              President-Finance and Chief
                              Financial Officer

ATTENTION
Intentional misstatements or omissions constitute Federal Criminal Violations (see 18 U.S.C. 1001).

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                         ATTACHMENT III
                               TO
                   NOTIFICATION OF LATE FILING
                         OF FORM 10-QSB
             FOR FISCAL QUARTER ENDED MARCH 31, 1997



     The Registrant was unable to timely file its Quarterly Report on Form 10-QSB for its fiscal quarter ended March 31, 1997 because the Registrant discovered on or about May 2, 1997 what it currently believes to be a programming error related to the billing software resulting in potentially significant unbilled and unbillable telecommunications services revenues during the course of the quarter then ended. The Registrant believes it is critical to the integrity of its Financial Statements to further investigate the source and magnitude of this matter prior to the submission of its Quarterly Report.

     Due to the fact that the perceived programming error did not come to the attention of management of the Company until May 2, 1997, the Registrant represents that it could not have eliminated the reason causing the delay without unreasonable effort or expense.

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                        ATTACHMENT IV(3)
                               TO
                   NOTIFICATION OF LATE FILING
                         OF FORM 10-QSB
             FOR FISCAL QUARTER ENDED MARCH 31, 1997


     The Registrant is currently investigating the possibility of a potentially significant programming error related to billing software discovered May 2, 1997 which condition management of the Registrant currently believes to have existed through all or a significant portion of the quarter ended March 31, 1997. Based on current information and belief, management expects that the Registrant will report a net loss for the quarter ended March 31, 1997 of approximately $3,333,000 as compared to a net loss for the quarter ended March 31, 1996 of $432,130. In addition, the Registrant is expected to report a net loss per share of $.21 for the three months ended March 31, 1997 as compared to a net loss of $.03 per share for the corresponding period last fiscal year.